

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 30, 2015

VIA E-MAIL

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001

Re: Members Life Insurance Company
        Initial Registration Statement on Form S-1
        File No. 333-207222

        Members Horizon Variable Separate Account
        Initial Registration Statement on Form N-4
        File Nos. 333-207276; 811-23092

Dear Mr. Bisset:

On October 1, 2015, you filed the above-referenced initial registration statement on Form S-1 on behalf of Members Life Insurance Company (the "Company"), and on October 5, 2015, you filed the above-referenced initial registration statement on Form N-4 on behalf of the Company and its separate account. Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

2. Please conform the Contract name on the front cover page of the prospectus and statement of additional information with that associated with the EDGAR class identifier.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

4. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

PROSPECTUS

Cover Page

5. Please make clear on the cover page that Risk Control Account Value must remain in a Risk Control Account for a period of five years to avoid the imposition of Surrender Charges and a Market Value Adjustment.

6. Please prominently state it is possible that an Owner will not earn any interest in the Risk Control Accounts.

7. In the second paragraph following the list of underlying funds:

   a. Please revise the statement that the Secure Account "currently" has an Index Rate Floor of 0%, as the Index Rate Floor is guaranteed for the life of the Contract. Please make corresponding changes to the Highlights section of the prospectus.

   b. When describing the -10% Interest Rate Floor for the Growth Account, please make clear that an Owner could lose significantly more than 10%. Please include a numerical example demonstrating how an initial investment of $10,000 could decline over several years as a result of Contract Fees and Index declines below the Interest Rate Floor, as well as the Surrender Value at the end of the hypothetical period after accounting for a negative Market Value Adjustment, Surrender Charges, and federal income tax penalties.

   c. To avoid investor confusion, please clarify here and throughout the prospectus that the Risk Control Account Value will not decline by more than 10% for any one-year period even if negative Index performance is *worse than* (or, alternatively, *less favorable than*) -10%.

   d. The prospectus states that the Owner agrees to absorb all losses to the extent they "do not exceed" the applicable index rate floor. In accordance with plain English principles, please consider revising so as to state that the Owner agrees to absorb all losses equal to the applicable index rate floor.

8. The disclosure in the fifth paragraph following the list of underlying funds states that Surrender Charges do not apply to Series C Contracts. Please disclose that Series C Contracts impose a higher Contract Fee than Series B Contracts.

9. Please also clarify in the fifth paragraph that a surrender or partial withdrawal from the Risk Control Account on a Risk Control Account Maturity Date will not be subject to a Surrender Charge or a Market Value Adjustment.

Glossary (pp. 1-4)

10. Plain English. In accordance with plain English principles, please use defined terms sparingly. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that the term Minimum Guaranteed Interest Rate is not used anywhere in the prospectus other than when describing the Holding Account on pages 42-43. Further, since terms such as Effective Annual Interest Rate, Holding Period, and Market Value Adjustment Index Rate are not referenced anywhere other than the Glossary, please consider deleting them from the Glossary.

11. Contract Issue Date. Please explain the difference between "Contract Issue Date" and "Issue Date."

12. Good Order. The prospectus states that Good Order generally means the receipt of instructions in writing or, "when permitted," by telephone or Internet "as described above." Please clarify what is "described above." Please revise the prospectus, where appropriate, to specify which transactions may be requested by telephone, Internet, and/or facsimile.

13. Surrender Charge Period. Please clarify that the Surrender Charge Period is the number of Contract Years beginning on the *date a Purchase Payment is credited to the Contract*, and not the Contract Issue Date.

Highlights (pp. 5-10)

14. Contract Series. Please clarify that Series C Contracts impose a *higher* Contract Fee than Series B Contracts.

15. Overview.

    a. When stating that the Contract can help save for retirement because it can allow Contract Value to "earn interest" on a tax-deferred basis, please revise to also reference the non-index, variable component of the Contract (*e.g.*, gains).

    b. Please clarify throughout the prospectus when the Company will set the initial and subsequent Index Rate Caps, and when Owners will be notified. In particular, please specify whether the Company will:

        (i)   set the initial Index Rate Cap *prior to* the Contract Issue Date (*see* page 5 of the prospectus), or at the time Holding Account Value is first transferred to the initial Risk Control Account (*see* page 17 of the prospectus);

(ii) determine any changes to existing Index Rate Caps *prior to* each Risk Control Account Anniversary for the subsequent Risk Control Account Year (*see* page 5 of the prospectus), or *on* each Risk Control Account Anniversary for the subsequent Risk Control Account Year (*see* pages 7 and 37 of the prospectus);

(iii) notify Owners of the initial Index Rate Cap at the time Holding Account Value is first transferred to the initial Risk Control Account (*see* page 17 of the prospectus); and

(iv) notify Owners of any change to existing Index Rate Caps *prior to* the Risk Control Account Anniversary (*see* pages 5 and 7 of the prospectus).

16. <u>Allocation Options</u>. The disclosure in the eighth paragraph states that the Owner will have thirty days after the Risk Control Account Start Date to return the Contract or change allocation instructions if a new Index Rate Cap is established while the Company is waiting for funds that are being transferred from another company. The disclosure also states that if subsequent premiums are allocated to a Risk Control Account or upon the maturity of a Risk Control Account, the Index Rate Cap will be made available two weeks in advance of a Risk Control Account Start Date. Please confirm this disclosure, which does not appear elsewhere in the prospectus, and, if applicable, include it in the Risk Control Account Option section of the prospectus. Please also clarify whether the first statement is only applicable to the initial Purchase Payment.

17. <u>Withdrawal Options</u>.

a. When describing the Annual Free Withdrawal Amount, please reconcile the statement that Purchase Payments subject to the Surrender Charge are deemed to be withdrawn prior to any Purchase Payments not subject to the Surrender Charge with the disclosure on page 13 of the prospectus, which states that Purchase Payments no longer subject to the Surrender Charge are withdrawn prior to Purchase Payments subject to the Surrender Charge.

b. Please disclose the maximum Surrender Charge and the federal income tax and tax penalties that may be imposed at the time of redemption, and include cross-references to the redemption sections of the prospectus. *See* Guide 7 to Form N-4.

18. <u>Market Value Adjustment</u>. Please disclose that the Market Value Adjustment will not be assessed upon death, at the time Contract Value is applied to an Income Payout Option, or on withdrawals under the Bailout Provision.

19. <u>Right to Examine</u>. Please provide either a full description of, or a cross-reference to, the description in the prospectus of the right to examine provision. *See* Guide 7 to Form N-4.

20. Index Rate of Return Risk. Please clarify that when the Index experiences a negative Index Rate of Return, the Accumulation Credit Factor and the Risk Control Account Value allocated to the Growth Account *will* decline.

Expense Tables (pp. 11-12)

21. Periodic Charges.

   a. In the narrative preceding the table of periodic charges, please remove the reference to the Risk Control Accounts when stating that underlying Fund fees and expenses are not reflected in the table.

   b. Please break out into separate sub-line items the Contract Fee assessed against Contract Value held in the Variable Subaccounts and the Contract Fee assessed to reduce the amount of index interest credited to the Contract Value held in the Risk Control Accounts. Please add a parenthetical to the Variable Subaccount Contract Fee stating the basis upon which the Contract Fee is assessed (*e.g.*, as a percentage of average Subaccount Value), and make clear that the percentages are annualized. *See* Item 3(a) of Form N-4. Please revise the footnote to make clear that the Contract Fee assessed against the Risk Control Accounts reduces the amount of index interest credited, if any, to the Contract Value in the Risk Control Accounts.

22. Fund Operating Expenses. Please confirm supplementally that the range of underlying fund expenses is reflected before any expense reimbursement and fee waiver arrangements.

23. Waiver of Surrender Charges. When listing in footnote 2 the circumstances pursuant to which the Surrender Charge is waived, please include the waiver of such charges upon death, at the time Contract Value is applied to an Income Payout Option, and for withdrawals under the Bailout Provision.

24. Examples. Please conform the description of costs in the narrative preceding the Examples to the headings in the fee tables (*e.g.*, "separate account annual expenses" v. "periodic charges other than fund expenses").

Condensed Financial Information

25. Immediately following the Examples, please disclose that condensed financial information is not provided because the Contract was not available for sale as of the most recent fiscal year. *See* Item 4(a) of Form N-4; General Instruction I to Parts A and B.

Fees (pp.13-14)

26. <u>Surrender Charge</u>. Please disclose that the Surrender Charge will not be assessed upon death, at the time Contract Value is applied to an Income Payout Option, or on withdrawals under the Bailout Provision.

27. <u>Distribution Costs</u>. If proceeds from Surrender Charges will not cover the expected costs of distributing the Contract, please identify from what source the shortfall, if any, will be paid. If any shortfall is to be made from assets from the Company's general account, please disclose, if applicable, that any amounts paid by the Company may consist, among other things, of proceeds derived from the Contract Fee. *See* Instruction 2 to Item 6(a) of Form N-4.

28. <u>Contract Fee</u>.

    a. The prospectus disclosure states that the Contract Fee assessed against Contract Value held in the Risk Control Accounts is equal on an annual basis to the annual Contract Fee percentage multiplied by the Accumulation Credit Factor for each Risk Control Account at the start of the Risk Control Account Year. We understand this to mean that if the Accumulation Credit Factor for a Risk Control Account Year is initially equal to $10, then the annual Contract Fee for all Owners will be equal to $0.1750 (1.75% x $10). Please clarify, and revise the discussion here and throughout the prospectus to make clear that the Contract Fee reduces the amount of index interest credited, if any, to the Contract Value in the Risk Control Accounts.

    b. Please separately describe the Contract Fee as it applies to Contract Value held in the Variable Subaccounts.

    c. Please disclose the frequency upon which the Contract Fee is assessed against Contract Value held in the Variable Subaccounts (*i.e.*, daily).

29. <u>Express Mail Charge</u>. Please remove the reference to the Fixed Account. Please clarify, if true, that this charge is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts. Further, please remove the last two sentences of the discussion, which state that a pro-rated portion of the fee is deducted at the time of annuitization and that the "annual Contract fee" is deducted during annuitization.

30. <u>Premium Expense Charge</u>. If true, please disclose that the Premium Expense Charge is deducted on a pro rata basis from the Variable Subaccounts and Risk Control Accounts.

31. <u>Underlying Fund Fees and Expenses</u>. Please disclose that there are deductions from and expenses paid out of the assets of the underlying funds that are described in the fund prospectuses. *See* Item 6(e) of Form N-4.

Getting Started – The Accumulation Period (pp. 15-17)

32. <u>State Variations</u>. In the first paragraph, please revise the disclosure to clarify that all material features and benefits of the Contract, including differences due to state variations, are disclosed in the prospectus. Please make corresponding changes throughout the prospectus.

33. <u>Purchasing a Contract</u>.

    a. The prospectus disclosure states that there may be delays in processing an application due to delays in the receipt of the application from a selling firm "or" due to suitability determinations. Please revise the disclosure to clarify that suitability determinations by a selling firm may delay receipt of an application by the Company, or explain supplementally how the Company may delay the processing of a completed application in accordance with Rule 22c-1 under the Investment Company Act of 1940 (the "1940 Act").

    b. Please reconcile the last sentence of the paragraph, which states that the initial Net Purchase Payment will be allocated *within two* Valuation Days after the application is complete, with the third-to-last statement in the second paragraph, which states that the initial Net Purchase Payment will be allocated on the *next* Valuation Day if information which completes the application is received after the close of regular business on the New York Stock Exchange. *See also* the disclosure in the Purchase Payment Allocation discussion on page 18 of the prospectus, which states that if information which completes the application is received before the close of a Business Day, the initial Net Purchase Payment will be allocated on *that Business Day*, and if it is received after such close, it will be allocated on the *next Business Day*.

    c. Please revise the phrase "Net Purchase Payment" throughout this paragraph, as the Contract does not impose a front-end sales load.

    d. Please replace the phrase "Valuation Day" with "Business Day" throughout this paragraph, consistent with the defined terms in the prospectus.

34. <u>Right to Examine</u>. Upon cancellation of the Contract, the Company will refund the Purchase Payments in certain states or if the Contract is an IRA. Please revise the disclosure to state that the Company will return the "greater of" Purchase Payments or Contract Value in all circumstances, or explain supplementally how refunding Purchase Payments satisfies the requirement of Section 27(i)(2)(A) under the 1940 Act that the Contract be a redeemable security, particularly when such amounts are less than Contract Value.

35. <u>Thirty Day Period</u>.

    a. Please clarify in the disclosure the difference(s) between the Bailout Provision and the thirty-day period to discontinue initial Risk Control Accounts.

    b. Please revise the disclosure to refer to only one Index Rate Cap per Risk Control Account.

<u>Allocating Your Purchase Payment (pp. 18-20)</u>

36. <u>Purchase Payment</u>. Please disclose that if the Company exercises its right to refuse or limit Additional Purchase Payments, then the Owner's ability to invest in the Contract, increase Contract Value, and, consequently, increase the Death Benefit, will be limited. Please provide corresponding disclosure on the cover page of the prospectus.

37. <u>Purchase Payment Allocation</u>.

    a. When describing the procedure for processing the portion of an initial Purchase Payment requested to be allocated to the Risk Control Accounts, please explain supplementally the legal basis for allocating sources of payment received after the Multiple Source Waiting Period to the Variable Subaccounts rather than to the Holding Account until the next Risk Control Account Start Date.

    b. Similarly, please explain supplementally the legal basis for allocating an additional Purchase Payment to the Variable Subaccounts when the Owner requested it be allocated to a Risk Control Account, if there are less than five years until the Payout Date.

    c. Please remove the last sentence of the fourth paragraph, which is redundant with the disclosure in the second paragraph.

    d. Please revise the fifth paragraph in accordance with plain English principles to describe the procedures for allocating additional Purchase Payments when a Risk Control Account is in force. In particular, please: (i) make clear the specified period during which the Company must receive an additional Purchase Payment in order for it to be allocated to the existing Risk Control Account; (ii) explain why an additional Purchase payment in the Holding Account is transferred on the Risk Control Account Maturity Date, when the Risk Control Account is expiring; (iii) clarify how the Company will allocate an additional Purchase Payment received after the specified period; and (iv) explain supplementally the legal basis for allocating an additional Purchase Payment to the Variable Subaccounts, rather than establishing a new Risk Control Account, when the Owner requested it be allocated to a Risk Control Account.

    e. In the last paragraph, please replace "Accumulation Credit Value" with "Accumulation Credit Factor."

38. <u>Express Portfolios</u>.

    a. Please reconcile the discussion on model portfolios and customized asset allocation portfolios in the Highlights section of the prospectus with the Express Portfolio disclosure on page 20 of the prospectus.

    b. Please explain supplementally the legal basis under Section 26(c) of the 1940 Act for moving Contract Value to the Money Market Subaccount if a Variable Subaccount is terminated or discontinued by the Company.

<u>Transfers (pp. 22-23)</u>

39. <u>Pricing.</u> Please disclose the latest time at which a transfer request must be received on a Business Day in order to be processed as of the end of that day.

<u>Variable Subaccount Option (pp. 23-35)</u>

40. <u>Contractual Obligations</u>. Please state whether the obligations under the Contracts are obligations of the Company. *See* Item 5(b)(ii)(c) of Form N-4.

41. <u>Funds</u>. Please bold or otherwise make more prominent the statements informing contract owners how to obtain Fund prospectuses and that the Fund prospectuses should be read carefully before investing. *See* Item 5(d) of Form N-4.

42. <u>Fund Frequent Trading Policies</u>. In the fifth paragraph, please explain supplementally the Company's legal basis for prohibiting redemptions of Fund shares at a Fund's request.

43. <u>Voting Rights</u>. The Contract does not offer variable payout options. Accordingly, please remove the statement that an Owner has a voting interest in each Variable Subaccount after the Payout Date.

44. <u>Variable Subaccount Value</u>.

    a. Please disclose that the Company will redeem Accumulation Units from a Variable Subaccount to effect the payment of a fee for special services, such as the Wire Transfer Fee or the Express Mail Charge.

    b. Please explain how the investment performance of the underlying funds affects Accumulation Unit Values. *See* Item 10(b) of Form N-4.

<u>Risk Control Account Option (pp. 35-43)</u>

45. <u>In General</u>.

    a. When describing the Risk Control Account Option, please make clear up-front that Risk Control Account Value must remain in a Risk Control Account for a period of five years to avoid the imposition of Surrender Charges and a Market Value Adjustment.

b. Please state that partial withdrawals from the Risk Control Accounts are not permitted if there is Variable Subaccount Value, other than withdrawals made on the Risk Control Account Maturity Date.

c. Please disclose that a Risk Control Account Start Date is established on the 10th and 25th of each month.

d. Please indicate that neither Index includes dividends paid on the stocks comprising the Index, and therefore does not reflect the full investment performance of the underlying securities.

46. Interest Crediting.

a. The cover page and Highlights section of the prospectus (including the risk factor discussion) state that Contract Value allocated to a Risk Control Account is credited with interest based in part on the investment performance of external Indices, subject to an Interest Rate Cap and Interest Rate Floor. When describing how Contract Value allocated to the Risk Control Accounts is determined in the Risk Control Account Option section of the prospectus, however, there is no discussion of interest crediting. Please reconcile in accordance with plain English principles the concept of interest crediting with the calculation of Accumulation Credit Factors and the determination of Risk Control Account Value.

b. Similarly, please: (a) redefine the terms "Index," "Index Rate Cap," and "Index Rate Floor" in the Glossary in accordance with plain English principles; (b) reconcile the terms "Interest Rate Cap" with "Index Rate Cap," and "Interest Rate Floor" with "Index Rate Floor," throughout the prospectus; and (c) explain the term "Credited Index Interest" as used on page 40 of the prospectus.

47. Accumulation Credit Factors. Please revise the formula in the Accumulation Credit Factor calculation to clarify that the Accumulation Credit Factor at the start of the Risk Control Account Year is multiplied by *the difference between* the Index Rate of Return and the daily Contract Fee (*i.e.*, a x (b - c), where the Accumulation Credit Factor is determined by multiplying (a) by the difference between (b) and (c)). For accuracy, please clarify that the formula is a x (1+(b - c)).

48. Index Rate of Return and Adjusted Index Value.

a. Please clarify that the Index Rate of Return is equal to (A/B) *minus one*.

b. Please revise the discussion on the Index Rate of Return and the Adjusted Index Value so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. More specifically, please remove the Adjusted Index Value calculations and formulas and instead use a narrative to explain, where possible, that the Owner will receive the percentage change in the Index from the beginning of the year to the end of the year (or on such other date when a financial transaction is occurring) (*i.e.*, (closing index value/initial index value)-1)) subject to the Index Rate Cap and the Index Rate Floor. Please consider moving actual formulas to an Appendix. Similarly, please consider using "Closing Index Value" rather than "Unadjusted Index Value" to avoid investor confusion. *See also* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

c. Please disclose that the Index Rate of Return is calculated on each Risk Control Account Anniversary.

49. Accumulation Credits.

a. Please revise the second sentence of the first paragraph to clarify that the number of Accumulation Credits credited to each Risk Control Account is determined by dividing the dollar amount directed to each Risk Control Account by the Accumulation Credit Factor as of the end of the Valuation Period for which the Purchase Payment or Variable Subaccount Value transferred is received.

b. Please clarify that the Company will redeem Accumulation Credits from a Risk Control Account upon the deduction of a fee for special services, such as the Wire Transfer Fee or the Express Mail Charge.

50. Setting the Index Rate Cap and the Index Rate Floor for the Secure Account and the Growth Account.

a. Please disclose that the Company will provide written notice to Owners of the Index Rate Cap for the subsequent Risk Control Account Year prior to the start of the Risk Control Account Year. Please state that this notice will describe the Owner's right to transfer Contract Value between the Secure Account and the Growth Account and the right to exercise the Bailout Provision, if applicable.

b. Please disclose that the Index Rate Cap will always be positive.

c. Please disclose the lifetime 1% minimum and 75% maximum Index Rate Cap for each Risk Control Account, as stated in the Highlights section of the prospectus.

d. When describing the -10% Interest Rate Floor for the Growth Account here and in the Highlights section of the prospectus, please make clear that an Owner could lose significantly more than 10% due to Contract Fees, negative Market Value Adjustments, Surrender Charges, and federal income tax penalties.

51. <u>Examples</u>.

    a. The examples beginning on page 38 of the prospectus are preceded by two introductory paragraphs. Please delete the paragraph that is not applicable. Please disclose that the examples illustrate hypothetical circumstances solely for the purpose of demonstrating Risk Control Account calculations, and are not intended as estimates of the future performance of any external index. Please confirm supplementally that the assumptions in the examples (*e.g.*, 18% cap) are reasonable in light of anticipated market conditions.

    b. Please revise the narrative preceding each example to clarify that the examples illustrate the *return on the Index* as compared to the Index Rate Cap and Index Rate Floor, and not the Index Rate of Return (which is adjusted by the cap and floor).

52. <u>Addition or Substitution of an Index</u>.

    a. The third paragraph states that any index interest for that "Contract Year" will not reflect index interest for any period in which an index is unavailable, and that index interest will be based on changes in the index from the beginning of the "Contract Year." Please revise to reflect that index interest is calculated and credited during the Risk Control Account Year, not the Contract Year.

    b. Please disclose that any substituted index will be substantially similar to the Index being replaced.

53. <u>Risk Control Account Maturity Date</u>. Please more prominently disclose that an Authorized Request to change allocation instructions, transfer value, and/or withdraw Risk Control Account Value must be received at least one Business Day prior to the Risk Control Account Maturity Date to avoid renewing into another five-year term.

54. <u>Holding Account Value</u>.

    a. Please explain when amounts are allocated to the Holding Account as well as the duration such amounts will be held in the Holding Account prior to being allocated to a Risk Control Account on a Risk Control Account Start Date.

    b. Please disclose whether amounts may be transferred from the Holding Account, and whether amounts withdrawn or surrendered from the Holding Account are subject to Surrender Charges and a Market Value Adjustment.

    c. Please clarify how initial Purchase Payments may be held in the Holding Account during the thirty days *prior to a Risk Control Account Maturity Date*.

    d. Please disclose how frequently interest is credited to amounts held in the Holding Account. Please clarify whether amounts in the Holding Account may be credited a different rate of interest if "deposited" on different dates, as indicated in the definition of Effective Annual Interest Rate.

Market Value Adjustment (pp. 43-46)

55. Risk Control Maturity Date. Please clarify in the introductory paragraph that a surrender or partial withdrawal from the Risk Control Account *on a Risk Control Account Maturity Date* will not be subject to a Market Value Adjustment.

56. Purpose of the Market Value Adjustment.

   a. Please clarify in the second sentence of the first paragraph that a Market Value Adjustment will be negative if interest rate levels have increased since the *Risk Control Account Start Date*, and not the time of Contract issuance.

   b. Please rewrite in accordance with plain English principles the statement that the "Market Value Adjustment reflects in part the difference between the effective yield of the Constant Maturity Treasury rate, a rate representing the average yield of various Treasury securities, on the Risk Control Account Start Date for a duration equal to the Risk Control Account Period and the effective yield of the Constant Maturity Treasury rate for a duration equal to the remaining length of the Risk Control Account Period at the time of surrender or partial withdrawal."

   c. Please reconcile the disclosure in the first and second paragraphs with the disclosure in the third paragraph, which is redundant.

   d. The prospectus states that the Market Value Adjustment helps offset the Company's costs and risks of owning fixed income investments to back the Contract guarantees *from the date of Contract issuance* to the time of surrender or withdrawal. Because a separate Market Value Adjustment applies to each Risk Control Account and is determined based on changes in interest rates from the *Risk Control Account Start Date* to the time of surrender or withdrawal, please confirm the accuracy of the prospectus disclosure.

57. Application and Waiver. Please disclose that the Market Value Adjustment will not be assessed at the time Contract Value is applied to an Income Payout Option or on withdrawals under the Bailout Provision.

58. Market Value Adjustment Formula.

   a. Please revise the paragraph following the market value adjustment formula to assume a Risk Control Account Period of five years, consistent with the terms of the Contract.

b. Please clarify that "I" as used in the formula would correspond to the 5-year Constant Maturity Treasury Rate *as of the Risk Control Account Start Date*, and not at the time of Contract issuance.

c. When describing how "I" and "J" will be determined if there is no corresponding maturity of the Constant Maturity Treasury Rate, please reconcile the statement in the formula that the linear interpolation of the *Index with maturities closest to N* will be used with the statement in the narrative following the formula that the linear interpolation *between declared Constant Maturity rates* will be used.

d. "Index" is defined in the Glossary as the reference Index used to determine the rate of return as part of the Accumulation Credit Factor calculation for the Risk Control Account. To avoid investor confusion, please do not capitalize the term "Index" when referring to the external indices utilized in the Market Value Adjustment formula.

Access to Your Money (pp. 47-50)

59. Partial Withdrawals. Please explain the legal basis under Section 22(e) of the 1940 Act for surrendering a Contract without advance notice if a partial withdrawal would cause the Surrender Value to be less than $2,000.

60. Systematic Withdrawals.

a. Please reconcile the terms "systematic withdrawal program" and "automatic withdrawal program" throughout the prospectus.

b. The prospectus disclosure elsewhere indicates that Surrender Charges and Market Value Adjustments do not apply to required minimum distributions under the Internal Revenue Code withdrawn pursuant to the systematic withdrawal program. When describing the systematic withdrawal program, please make clear whether or not Surrender Charges and Market Value Adjustments will apply to systematic withdrawals other than required minimum distributions. Alternatively, please clarify whether only required minimum distributions may be made pursuant to the systematic withdrawal program.

61. Annual Free Withdrawal Amount. Please clarify whether the Annual Free Withdrawal Amount is subtracted from full surrenders for purposes of calculating Surrender Charges.

62. Bailout Provision.

a. The prospectus states that the bailout rate will not change during the Risk Control Account Period. Please clarify whether the Bailout Provision applies for all Risk Control Accounts established during the life of the Contract.

b. If the Index Rate Cap is set below a specified bailout rate, then the Bailout Provision allows an Owner to transfer Risk Control Account Value from a Risk

Control Account during the 30-day period following the Risk Control Account Anniversary without the application of a Market Value Adjustment. Please revise the Bailout Provision to allow the Owner to *withdraw* Risk Control Account Value without the application of a Market Value Adjustment *or the imposition of any Surrender Charges.*

c. Please disclose the tax consequences of taking withdrawals under the Bailout Provision, including the imposition of a 10% tax penalty if the Owner is age 59 1/2 or younger at the time of such withdrawal.

d. Please make corresponding changes to the Bailout Provision in the Glossary and Highlights sections of the prospectus.

Death Benefit (pp. 50-51)

63. Death of Owner.

a. Please disclose that the death benefit proceeds will be paid within seven days after receipt of Proof of Death and all other required documents.

b. Please revise the statement that the Death Benefit will equal the Contract Value on the date the Company receives all the required documents "or use the wording in Section 14.04 of the Contract."

c. Please disclose the consequences of one or more Beneficiaries not electing a payment method within 60 days after receipt of Proof of Death.

Income Payments – The Payout Period (pp. 51-52)

64. Terms of Income Payments. In the third paragraph, please clarify the payout option to be applied if "otherwise required by the Internal Revenue Code." Alternatively, remove this paragraph as it is redundant with the fifth paragraph in the section titled "Election of an Income Payout Option."

Income Payout Options (pp. 52-53)

65. Election of an Income Payout Option. Please describe the effect the frequency and duration of annuity payments have on the level of payment. *See* Item 8(c) of Form N-4.

Management (pp. 82-88)

66. Legal Proceedings. Please disclose whether any legal proceedings are likely to have a material adverse effect upon: (1) the ability of the principal underwriter to perform its contract with the Variable Separate Account or of the Company to meet its obligations under the Contracts; or (2) the Variable Separate Account. *See* Item 13 of Form N-4.

Statement of Additional Information

67. <u>Cover Page</u>. Please include the Registrant's name. *See* Item 15 of Form N-4.

********

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, both the Registrant and its underwriter must request acceleration of the effective date of the registration statements. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel